Exhibit 4.7.5

Wachovia Bank, N.A. 301 South College Street Charlotte, NC 28288-0760

[GRAPHIC APPEARS HERE]	May 14, 2003	WACHOVIA SECURITIES

J. Wes Frye SVP, Chief Financial Officer Old Dominion Freight Line, Inc. 500 Old Dominion Way Thomasville, NC 27360

Dear J. Wes Frye:

This letter is being delivered to you in connection with the credit facility due May 30, 2003 and in consideration of the new credit facilities scheduled to close by June 30, 2003. We wanted to inform you that Wachovia Bank, National Association has extended the existing credit facility maturity date through July 1, 2003.

Sincerely, /s/ Andrew Payne Andrew Payne Director Wachovia Securities

Wachovia Securities is the trade name for the corporate and investment banking services of Wachovia Corporation and its subsidiaries, including Wachovia Capital Markets, LLC (“WCM”), member NYSE, NASD, SIPC.